Exhibit 99.1

Canaan Inc. Provides June 2025 Bitcoin Production and Mining Operation Updates

SINGAPORE, July 7, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today released its unaudited bitcoin mining update for the month ending June 30, 2025.

Management Commentary

“Our June production numbers demonstrated the resilience of our mining operations,” said Nangeng Zhang, chairman and chief executive officer of Canaan, “Following a record-breaking May, June production totaled 88 bitcoins, primarily due to a temporary reduction in operating hashrate. The decrease was primarily due to reduced uptime from weather-related curtailment and maintenance. During the month, certain areas of Texas were impacted by both severe storms and continuous high temperatures, resulting in our hosting partner shutting down some machines for site safety as well as site maintenance. In Ethiopia, our 100% green mining activities had a lower uptime due to seasonal drought-related national electricity restrictions.

“Importantly, we continued to build our bitcoin reserves, closing June with a record high of 1,484 bitcoins in our total cryptocurrency holdings. This milestone underscores both our financial strength and our long-term commitment to strategically accumulating bitcoin. This marks a new record for our cryptocurrency holdings, reinforcing our financial flexibility and commitment to building strategic bitcoin reserves.

“At the same time, we continued advancing our North American expansion, with approximately 1 EH/s of new computing power currently en route to our U.S. facilities. Installation is on track for completion by the end of July 2025, further strengthening our operational presence in the region.

“Additionally, in light of ongoing market challenges, we remain focused on protecting shareholder value. We continued executing our stock repurchase program throughout June, demonstrating our confidence in the Company’s long-term prospects and underscoring our disciplined capital allocation strategy.”

June 2025 Bitcoin Mining Updates (unaudited)

Key Metrics	Results (Rounded Numbers)
Bitcoins Mined During the Month	88 Bitcoins
Month-End Bitcoins Owned by Canaan Inc. on Balance Sheet[1]	1,484 Bitcoins
Month-End Deployed Hashrate (EH/s)	8.15 EH/s
Month-End Operating Hashrate (EH/s)	6.57 EH/s
Month-End Average Revenue Split[2]	62.3%
Average All-in Power Cost During the Month[3]	US$0.045/kWh

June 2025 Bitcoin Mining Infrastructure Updates (unaudited)

	North America	Non-North America	Global
Month-End Average Miner Efficiency	20.1 J/TH	29.7 J/TH	26.3 J/TH
Month-End Installed Power Capacity	76.3 MW	139.6 MW	216.0 MW

Notes:

1.	Defined as the total number of bitcoins owned by the Company on its Balance Sheet including any bitcoins receivable, excluding bitcoins that the Company has received as customer deposits.

2.	Defined as the weighted average percentage that Canaan would share from the total revenues generated according to the applicable joint mining arrangements if 100% of the mining machines consisting of Installed Computing Power (as defined below) were energized.

3.	Defined as the weighted average cost of power if 100% of the mining machines consisting of Installed Computing Power were energized.

Current Mining Projects (As of June 30, 2025)：

Regions in alphabetical order (A to Z)	Active Mining Projects Count	Energized Computing Power[4]	Installed Computing Power[5]	Expected Computing Power[6]	Estimated Total Computing Power[7]
Global	9	6.57 EH/s	8.15 EH/s	0.78 EH/s	8.94 EH/s
America	4	2.60 EH/s	3.66 EH/s	1.00 EH/s	4.66 EH/s
Canada	1	0.02 EH/s	0.02 EH/s	0 EH/s	0.02 EH/s
Ethiopia	2	3.8 EH/s	4.22 EH/s	0 EH/s	4.22 EH/s
Kazakhstan[8]	1	0.12 EH/s	0.22 EH/s	-0.22 EH/s	0 EH/s
Middle East	1	0.03 EH/s	0.04 EH/s	0 EH/s	0.04 EH/s

Notes:

4.	Defined as the amount of computing power that could theoretically be generated if all mining machines that have been energized are currently in operation including mining machines that may be temporarily offline.

5.	Defined as the sum of Energized Computing Power and computing power that has been installed but not yet energized, if any.

6.	Defined as the amount of computing power that has been delivered to the country where each mining project is located in but not yet installed.

7.	Defined as the sum of Installed Computing Power and Expected Computing Power.

8.	The Company brought offline approximately 0.59 EH/s of mining computing power in Kazakhstan and expects to uninstall the remaining 0.22EH/s in the region in July 2025 due to the change in commercial conditions.

Recent Corporate Updates:

Executive Share Purchase

On June 9, 2025, the Company announced that its chief executive officer and its chief financial officer have acquired an aggregate of 817,268 American Depositary Shares ("ADSs") at an average price of US$0.76 per ADS, demonstrating their continued confidence in the Company’s long-term prospects.

US$30 Million Stock Repurchase Program

On May 27, 2025, the Company announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$30 million worth of its outstanding (i) American depositary shares ("ADSs"), each representing 15 Class A ordinary shares, and/or (ii) Class A ordinary shares, over the next six months starting from May 27, 2025.

Recent Operational Update:

Expansion of Self-Mining Operations

The Company has shipped approximately 1 EH/s of additional computing power to U.S. sites. These machines are expected to come online by the end of July 2025, underpinning its North American expansion strategy.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin’s history under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com